

May 8, 2019

Jeffrey P. Julien
Chief Financial Officer
Raymond James Financial Inc.
880 Carillon Parkway
St. Petersburg, FL

> **Re: Raymond James Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2018**
> **Filed November 21, 2018**
> **File No. 001-09109**

Dear Mr. Julien:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services